United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 1, 2021

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

List identifying information required to be furnished
by Coca-Cola European Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

March 1-31, 2021

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
Block listing interim review	March 17, 2021
PDMR transactions in company shares	March 24, 2021
Total voting rights and share capital at March 31, 2021	April 1, 2021

March 17, 2021

Coca-Cola European Partners plc

BLOCK LISTING SIX MONTHLY RETURN

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 17 March 2021

Name of applicant:		Coca-Cola European Partners plc
Name of scheme(s):		(1) the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan; and (2) the Coca-Cola European Partners plc Long-Term Incentive Plan 2016
Period of return:	From:	17 September 2020	To:	16 March 2021
Balance of unallotted securities under scheme(s) from previous return:		15,885,116
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for)		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G)		734,666
Equals: Balance under scheme(s) not yet issued/allotted at end of period		15,150,450

Name of contact:	Paul van Reesch, Deputy Company Secretary
Telephone number of contact:	+44 1895 231 313

March 24, 2021

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Manik Jhangiani
2	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.984821 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $52.080489	3.984821

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 3.984821 Ordinary Shares Aggregated Price: USD $207.531427
e)	Date of the transaction	2021-03-19
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / PCA
a)	Name	Clare Wardle
2	Reason for notification
a)	Position / status	General Counsel and Company Secretary
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.984821 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $52.080489	3.984821

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 3.984821 Ordinary Shares Aggregated Price: USD $207.531427
e)	Date of the transaction	2021-03-19
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / PCA
a)	Name	Peter Brickley
2	Reason for notification
a)	Position / status	Chief Information Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.984821 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $52.080489	3.984821

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 3.984821 Ordinary Shares Aggregated Price: USD $207.531427
e)	Date of the transaction	2021-03-19
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / PCA
a)	Name	Stephen Lusk
2	Reason for notification
a)	Position / status	Chief Commercial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.678256 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $52.080489	3.678256

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 3.678256 Ordinary Shares Aggregated Price: USD $191.565372
e)	Date of the transaction	2021-03-19
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / PCA
a)	Name	Leendert den Hollander
2	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.984821 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $52.080489	3.984821

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 3.984821 Ordinary Shares Aggregated Price: USD $207.531427
e)	Date of the transaction	2021-03-19
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / PCA
a)	Name	Stephen Moorhouse
2	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.984821 Ordinary Shares pursuant to the UK Share Pl
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $52.080489	3.984821

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 3.984821 Ordinary Shares Aggregated Price: USD $207.531427
e)	Date of the transaction	2021-03-19
f)	Place of the transaction	New York Stock Exchange (XNYS)

April 1, 2021

Total Voting Rights and Capital

This notification is made in conformity with DTR 5.6 of the FCA’s Disclosure Guidance and Transparency Rules.

As at 31 March 2021, Coca-Cola European Partners plc had 455,283,288 ordinary shares of €0.01 each in issue, each with one vote attached. No shares were held in treasury.

The total number of voting rights is 455,283,288 and this figure may be used by shareholders and others with notification obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Coca-Cola European Partners plc under the FCA’s Disclosure Guidance and Transparency Rules.

Coca-Cola European Partners plc
Paul van Reesch
Deputy Company Secretary
+44 1895 231 313

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: April 1, 2021	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary